Item 77.H - Change in Control of
Registrant



Obtaining Control of Credit Suisse Trust
Commodity Return Strategy Portfolio

As of December 31, 2016, NML Variable
Annuity owned 59,905,934 shares of the Fund,
which represented 75.66% of the Fund.  As of
June 30, 2017, NML Variable Annuity owned
66,379,475.04 shares of the Fund, which
represented 76.60% of the Fund.    Accordingly,
Shareholder has continued to be a controlling person of the Fund.